Exhibit 99.1

Immuron Travelan® sales continued strong growth

Sales Highlights:

Global	●	FYTD Mar 2024 AUD$3.6 million up 154% on (prior comparative period) pcp
	●	Mar 2024 Quarter AUD$1.3 million up 51% on pcp and 75% on last quarter

Australia	●	FYTD Mar 2024 AUD$2.8 million up 234% on pcp
	●	Mar 2024 Quarter AUD$0.9 million up 66% on pcp and 99% on last quarter

USA	●	FYTD Mar 2024 AUD$0.8 million up 35% on pcp
	●	Mar 2024 Quarter AUD$0.3 million up 7% on pcp and 18% on last quarter
	●	Sales commenced on Walmart.com

Melbourne, Australia, April 10, 2024: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian based and globally integrated biopharmaceutical company is pleased to announce record sales (unaudited) of Travelan®, an over-the-counter immune supplement that targets pathogenic bacteria and the toxins they produce in the gastrointestinal (GI) tract.

Australia

Sales of Travelan® increased 250% to AUD $2.7 million FYTD Mar 2024 compared to AUD $0.8 million FYTD Mar 2023. Sales of Travelan® increased 70% to AUD $0.9 million Mar 2024 Quarter compared to AUD $0.5 million Mar 2023 Quarter. Excludes sales of Protectyn®.

Consistent with the increase in March 2024 quarter sales, the Australian Bureau of Statistics reported short term resident returns in January 2024 were 27% higher than January 2023.1

USA

Sales of Travelan® increased 35% to AUD $0.8 million FYTD Mar 2024 compared to AUD $0.6 million FYTD Mar 2023. Sales of Travelan® increased 7% to AUD $0.3 million Mar 2024 Quarter compared to AUD $0.3 million Mar 2023 Quarter.

Immuron’s experience in the USA follows the International Trade Administration Total U.S. citizen international visitor departures from the United States in November 2023 being 11% higher than in November 2022.2

Immuron have commenced Travelan® sales in USA through Walmart.com.

Flavio Palumbo, Chief Commercial Officer said “We continue to be excited by the strong sales results on Travelan®. Immuron’s investment to drive awareness of the Travelan® brand has seen continued strong sales results in Australia. We hope to get similar growth of the brand as we increase our investment and distribution in North America during the spring (Mar-May) / summer (Jun-Aug) vacation peak period.”

This release has been authorised by the directors of Immuron Limited.

COMPANY CONTACT:

Steven Lydeamore
Chief Executive Officer
Ph: +61 (0)3 9824 5254

info@immuron.com

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1.	https://www.abs.gov.au/statistics/industry/tourism-and-transport/overseas-arrivals-and-departures-australia/latest-release

2.	https://www.trade.gov/us-international-air-travel-statistics-i-92-data

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Travelers’ diarrhea

Travelers’ diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with travelers’ diarrhea as they may be contracted while travelling and initial symptoms are often indistinguishable.

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.